# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeta Global Holdings Corp., CIK 0001851003
CUSIP: 98956A105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3 Park Avenue, 33rd Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 02/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001633295

## Reporting persons
- Jeffrey L. Feinberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,919,186; sole dispositive power 0; shared dispositive power 10,919,186; aggregate amount beneficially owned 10,919,186 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Zeta Global Holdings Corp.
Address of issuer's principal executive offices: 3 Park Avenue, 33rd Floor, New York, NY 10016

## Item 2. Person Filing
Name of person filing: Jeffrey L. Feinberg
Address of principal business office or, if none, residence:
Jeffrey L Feinberg
c/o Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
10,919,186

Represents 10,077,827 shares owned by the Jeffrey L Feinberg Personal Trust and 841,359 shares owned by Feinberg Investments Concentrated Fund LP. Jeffrey L. Feinberg has beneficial ownership over the shares held by the Trust and may be deemed to have beneficial ownership over the shares held by the Fund by virtue of his ability to exert investment discretion over such shares. Neither the Trust nor the Fund individually owns 5% or more of the Shares.
Percent of class: 5.1% deemed beneficially owned by Jeffrey L. Feinberg
Sole power to vote or to direct the vote:
Number of shares as to which the Trust has: 0
Number of shares as to which Jeffrey L. Feinberg has: 0
Shared power to vote or to direct the vote:
Number of shares as to which the Trust has: 10,919,186
Number of shares as to which Jeffrey L. Feinberg has: 10,919,186
Sole power to dispose or to direct the disposition:
Number of shares as to which the Trust has: 0
Number of shares as to which Jeffrey L. Feinberg has: 0
Shared power to dispose or to direct the disposition:
Number of shares as to which the Trust has: 10,919,186
Number of shares as to which Jeffrey L. Feinberg has: 10,919,186

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jeffrey L. Feinberg: /s/ Jeffrey L. Feinberg, Jeffrey L. Feinberg (02/27/2025)